15045448

SEC Mail Processing Section

FEB 20 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOCUS Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3353 Peachtree Road, NE
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Wilfong — 404-963-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne , LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 2/23/15

DD 2/20/15

OATH OR AFFIRMATION

I, Jonathan Wilfong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOCUS Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID ALLEN SMITH
Notary Public
Fulton County
State of Georgia
My Commission Expires Feb 28, 2017

Signature

President, CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS SECURITIES LLC

TABLE OF CONTENTS

HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
of Focus Securities LLC

We have audited the accompanying financial statements of Focus Securities LLC (a limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 12, 2015

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	17,685
Securities owned, at fair value		403
Due from member		618
Prepaid expenses		14,226
Deposits		1,560
Total assets	$	34,492

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	2,287
Member's equity		32,205
Total liabilities and member's equity	$	34,492

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	
Commissions	$ 4,331,810
Net unrealized losses from securities in trading accounts	(2)
Total revenue	4,331,808
Expenses	
Compensation and benefits	3,110,803
Firm assessments	1,032,917
Management fees	85,130
Occupancy	7,055
Other	109,882
Total expenses	4,345,787
Net loss	$ (13,979)

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2014	$ 120,300	$ (92,116)	$ 28,184
Contributions	18,000	-	18,000
Net loss	-	(13,979)	(13,979)
Balance, December 31, 2014	$ 138,300	$ (106,095)	$ 32,205

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (13,979)
Adjustments to reconcile net loss to net cash used by operating activities:	
Net unrealized losses from securities in trading accounts	1
Changes in operating assets and liabilities:	
Accounts receivable	4,950
Other assets	730
Accounts payable and accrued liabilities	(7,889)
Due to/from member	(750)
Total adjustments	(2,958)
Net cash used by operating activities	(16,937)
Cash flows from financing activities:	
Capital contribution received from member	18,000
Net increase in cash	1,063
Cash, beginning of year	16,622
Cash, end of year	$ 17,685

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS, LLC (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at one financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Compensation and Benefits:

Compensation and benefits in the statement of operations includes $3,032,291 of commissions paid to registered representatives of the Company during the year ended December 31, 2014.

Note A
Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes.* Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, due from member, other assets, and accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $15,398, which was $10,398 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Related Party Transactions

Management Fees:

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary, to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2014, management fees incurred were $85,130, none of which was outstanding at year end.

Allocated Expenses:

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2014, allocated expenses incurred were $19,533, none of which was outstanding at year end.

Firm Assessments:

The Company pays a firm assessment to the Sole Member of approximately 30% of the investment banking revenues received from completed merger and acquisition transactions and other advisory services performed. Firm assessments will be permanently reduced or waived for any transaction where necessary to ensure that adjusted net capital does not fall below 120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2014, firm assessments incurred were $1,032,917, none of which were outstanding at year end.

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from five transactions totaling $3,116,700, which comprised approximately 72% of commission revenues for the year ended December 31, 2014. There were no receivables due from these transactions at December 31, 2014.

Note F
Subsequent Events

The Company evaluated subsequent events through February 12, 2015, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:	
Total member's equity	$ 32,205
Nonallowable assets	
Securities owned, at fair value	403
Due from member	618
Prepaid expenses	14,226
Deposits	1,560
Total nonallowable assets	16,807
NET CAPITAL	$ 15,398
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued payable and accrued liabilities	$ 2,287
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 10,398
Ratio of aggregate indebtedness to net capital	0.15

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

See report of independent registered public accounting firm and notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

HA&W
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of FOCUS Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) FOCUS Securities LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 12, 2015

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

FOCUS
Investment Banking

1133 20th Street NW
Suite 200
Washington, DC 20036

202-785-9404
202-785-9413 fax
www.focusbankers.com

FOCUS SECURITIES LLC EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2014, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Jonathan E. Wilfong

President

February 12, 2015

Richard F. Thompson Jr.

Chief Financial Officer

February 12, 2015

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of FOCUS Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FOCUS Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating FOCUS Securities, LLC's compliance with the applicable instructions of Form SIPC-7. FOCUS Securities, LLC's management is responsible for FOCUS Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	July 22, 2014	$ 8,543
Securities Investor Protection Corp.	January 29, 2015	2,287
Total		$ 10,830

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Rollforward of Investments excel spreadsheet that calculates the net losses from principal transactions in securities in trading accounts, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Rollforward of Investments excel spreadsheet that calculates the net losses from principal transactions in securities in trading accounts supporting the adjustments, noting no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 12, 2015

FOCUS SECURITIES, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues per Form X-17A-5	$ 4,331,808
Revenues per Form SIPC-7	4,331,808
Difference	$ -
Additions:	
Net loss from securities in investment accounts per Form X-17A-5	2
Net loss from securities in investment accounts per Form SIPC-7	2
Difference	$ -
SIPC Net Operating Revenues per Form X-17A-5	4,331,810
SIPC Net Operating Revenues per Form SIPC-7	4,331,810
Difference	$ -
Assessment payments per Form X-17A-5	$ 10,830
Assessment payments made during 2014 and 2015	10,830
Remaining amount due	$ -

See Agreed-Upon Procedures Report